SECURITIES AND EXCHANGE COMMISSION

"Washington, DC 20549"

Schedule 13-G

Under the Securities Exchange Act of 1934

(Amendment No. ________)*






Check the following box if a fee is being paid with this statement

              .  (A
fee id not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item I; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)


(See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's

"initial filing on this form with respect to the subject class of securities, and" for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be


"deemed to be ""filed "" for the purpose of Section 18 of the Securities "


"Exchange Act of 1934 (""Act"") or otherwise subject to the liabilities of that "
section of the Act but shall be subject to all other provisions of the Act


"(however, see the Notes)."


(Continued on following page(s))


Page 1 of 4 Pages



  CUSIP No.   438092 10 8                             13G            Page   2
 of    4   Pages


1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


         The Stanley Foundation   I.R.S. ID #42-6071036


2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *


                                            (a)

                                            (b)

3   SEC USE ONLY


4   CITIZENSHIP OR PLACE OF ORGANIZATION


         State of Iowa

              5    SOLE VOTING POWER
NUMBER OF
                        "1,424,052"
SHARES
              6    SHARED VOTING POWER
BENEFICIALLY
                        -  0  -
OWNED BY
              7    SOLE DISPOSITIVE POWER
EACH
                        "1,424,052"
REPORTING
              8    SHARED DISPOSITIVE POWER
PERSON WITH
                        -  0  -

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON



         "1,424,052"

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *





11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9


           4.62 %

12  TYPE OF REPORTING PERSON

         CO

* SEE INSTRUCTION BEFORE FILLING OUT !


SCHEDULE 13G

Item 1(a).         Name of issuer:               HON INDUSTRIES Inc.


Item 1(b).         Address of Issuer's Principal Executive Offices:



              414 East Third Street
              "Muscatine, Iowa 52761"

Item 2(a).         Name of Person Filing:                  The Stanley
Foundation

Item 2(b).         "Address or Principal Business Office or, if none,"


Residence:         209 Iowa Avenue
         "Muscatine, IA 52761"

Item 2(c).         Citizenship:             Not Applicable


Item 2(d).         Title of Class of Securities:                     Common
Stock

Item 2(e).         CUSIP Number:            438092 10 8


Item 3.       Rule 13d-1(b)  Entitiy:                 Not Applicable


Item 4.       "Ownership as of December 31, 1997:"


    (a)  Amount Beneficially Owned:                                       "
      1,424,052"

    (b)  Percent of Class
4.62 %

    (c)  Number of shares as to which such

              person has:

         (  i )    sole power to vote or to direct

                  the vote                                 "
1,424,052"

         ( ii )    shared power to vote or to direct

                  the vote                                                  - 0
-

         (iii )    sole power to dispose or to

                  direct the disposition of.
"
       1,424,052"

         ( iv )    shared power to dispose or to

                  direct the disposition of.

            - 0 -


SCHEDULE 13-G

Item 5:       Ownership of Five Percent or Less of a Class



         Not Applicable

Item 6:       Ownership of More than Five Percent on Behalf of Another Person



         Not Applicable

Item 7:       Identification and Classification of the Subsidiary Which


Acquired the Security Being Reported on By the Parent Holding Company



         Not Applicable

Item 8:       Identification and Classification of Members of the Group



Item 9:       Notice of Dissolution of Group.                             Not
Applicable

Item 10:      Certification.  Not Applicable



Signature.

"After reasonable inquiry and to the best of my knowledge and belief, I certify"
"that the information set forth in this statement is true, complete, and correct."

"Date  October 26, 1998"                                   Dana W. Pittman


                                  Secretary